                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                RCN CORPORATION
                    ______________________________________
                               (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
                ______________________________________________
                         (Title of Class of Security)



                                  749361 10 1
                    ______________________________________
                                (CUSIP Number)

                                 MARCH 6, 2000
                    _______________________________________
            (Date of Event Which Requires Filing of this Statement)

   Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [_]   Rule 13d-1(b)
   [X]   Rule 13d-1(c)
   [_]   Rule 13d-1(d)

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 749361 10 1                        13G                           Page 2 of 5 Pages
---------------------                                                     --------------------

-------------------------------------------------------------------------------------------------------

            1.  NAME OF REPORTING PERSON     NSTAR
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  04-3466300

-------------------------------------------------------------------------------------------------------

                                                                  (a)    X
            2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (b)
-------------------------------------------------------------------------------------------------------

            3.  SEC USE ONLY
-------------------------------------------------------------------------------------------------------

            4.  CITIZENSHIP OR PLACE OF ORGANIZATION    MASSACHUSETTS

-------------------------------------------------------------------------------------------------------

                     5.     SOLE VOTING POWER   4,097,193
  NUMBER OF      -----------------------------------------------------------------------------------------
    SHARES
 BENEFICIALLY        6.     SHARED VOTING POWER
   OWNED BY      -----------------------------------------------------------------------------------------
     EACH
  REPORTING          7.     SOLE DISPOSITIVE POWER   4,097,193
    PERSON       -----------------------------------------------------------------------------------------
     WITH
                     8.     SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------------------------------

            9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON    4,097,193
-------------------------------------------------------------------------------------------------------

           10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES
-------------------------------------------------------------------------------------------------------

           11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   5.31%
-------------------------------------------------------------------------------------------------------

           12.  TYPE OF REPORTING PERSON  HC
-------------------------------------------------------------------------------------------------------

SCHEDULE 13G
---------------------------------------------
Item 1(a)     Name of Issuer:  RCN CORPORATION

     1(b)     Address of Issuer's Principal Executive Offices:  105 CARNEGIE CENTER
                                                                PRINCETON, NJ 08540

Item 2(a)     Name of Person Filing:  NSTAR


     2(b)     Address of Principal Business Office or, if none,
              Residence:  800 BOYLSTON STREET
                          BOSTON, MA 02199

     2(c)     Citizenship:  UNITED STATES


     2(d)     Title of Class of Securities:  COMMON STOCK, PAR VALUE $1.00 PER SHARE


     2(e)     CUSIP Number:  749361 10 1


Item 3    If this statement is filed pursuant to Rules 13d-1(b) or
          13d-2(b) or (c), check whether the person filing is a:   N/A

          (a)  [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
          (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
          (d)  [ ]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
          (e)  [ ]  An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);
          (f)  [ ]  An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);
          (g)  [ ]  A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);
          (h)  [ ]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14)
                    of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to (S)240.13d-1(c), check this box [ ].

                               Page 3 of 5 Pages

Item 4(a)  Amount beneficially owned:  4,097,193

     4(b)  Percent of Class:   5.31%

     4(c)  Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote:   4,097,193

           (ii)  shared power to vote or to direct the vote:

           (iii) sole power to dispose or to direct the disposition of:
                                              4,097,193

           (iv)  shared power to dispose or to direct the disposition of:

Item 5     Ownership of Five Percent or less of a Class:

                If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
           following.   [ ]   N/A

Item 6     Ownership of more than Five Percent on behalf of another person:  N/A

Item 7          Identification and Classification of the Subsidiary which
           Acquired the Security Being Reported on by the Parent Holding
           Company: SEE ATTACHED EXHIBIT A.

Item 8     Identification and Classification of Members of the Group:  N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10    Certifications:

                (a) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(b):

                               Page 4 of 5 Pages

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 Signature


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    By:   /s/ ROBERT J. WEAFER, JR.
                                          -----------------------------------
                                          Name:  ROBERT J. WEAFER, JR.
                                                 VICE PRESIDENT, CONTROLLER
                                                 AND CHIEF ACCOUNTING OFFICER


Dated:  MARCH 13, 2000

                               Page 5 of 5 Pages

                                   Exhibit A


Item 7 to Schedule 13G Under the Securities Exchange Act of 1934 filed by NSTAR with respect to its ownership of common stock of RCN Corporation


All of the shares of common stock of RCN Corporation which are the subject of this filing are owned by NSTAR Communications, Inc.( f/k/a BecoCom, Inc). NSTAR Communications, Inc. is an indirect subsidiary of the reporting person, NSTAR. All shares of common stock of NSTAR Communications, Inc. are owned by Boston Energy Technology Group, Inc., a Massachusetts corporation. All of the shares of Boston Energy Technology Group, Inc. are owned by BEC Energy, a Massachusetts trust. All shares of beneficial interest of BEC Energy are owned by the reporting person, NSTAR.